Fourth Quarter and Full Year 2013 – Earnings Call March 20, 2014 Exhibit 99.2

Forward-looking statements
Fourth Quarter 2013 – Earnings Call
Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes”, “expects”, “may”, “should”, “approximately”, “anticipates”,
“estimates”, “intends”, “plans”, “targets”, “likely”, “will”, “would”, “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, those set forth under the heading “Risk
Factors” in our most recent Form F-1 Registration Statement, and described from time to time in subsequent reports, filed with the U. S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Non-GAAP measures
Fourth Quarter 2013 – Earnings Call
This presentation includes information regarding certain non-GAAP financial measures, including Management
Adjusted EBITDA, Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted Free Cash Flow and Net Debt.
These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Management Adjusted EBITDA, Adjusted EBITDA, Adjusted EBITDA per
Metric Ton, Adjusted Free Cash Flow and Net Debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

2013 highlights: strong performance in all business segments
2013 was a transformational year for Constellium
Adjusted EBITDA: €280m, up €57 million (+26% YoY), driven by new business in Aerospace and Automotive markets
Adjusted EBITDA per metric ton: €273, up €57 (+26% YoY) reflecting a richer product mix and continuing productivity and cost improvement
Volume: stable at 1,025k metric tons; Revenues: €3,495m, up 4% on a comparable basis, reflecting our continuing global mix enrichment
Public float recently increased to 84% of shares outstanding
Fourth Quarter 2013 – Earnings Call

Σ
Σ
Σ
Σ
Σ
39%
51%
10%
Pre IPO
20.3 (19.3%)
28.9 (27.5%)
37.6 (35.8%)
12.8 (12.2%)
5.4 (5.2%)
After IPO
19.3
0.8
1st Follow-on (Nov-2013)
40.4 (38.5%)
9.6 (9.1%)
37.6 (35.8%)
12.8 (12.2%)
4.6 (4.4%)
After 1st Follow-on
9.6
2nd Follow-on (Dec-2013)
50.4 (48.0%)
37.6 (35.8%)
12.8 (12.2%)
4.2 (4.0%)
After 2nd Follow-on
25.0
3rd Follow-on (Feb-2014)
76.0 (72.4%)
12.6 (12.0%)
12.8 (12.2%)
3.6 (3.4%)
After 3rd Follow-on
12.6
4th Follow-on (Mar-2014)
88.6 (84.4%)
12.8 (12.2%)
3.6 (3.4%)
After 4th Follow-on

Constellium

Shares of Constellium (in millions)

Continuing our Evolution by Expanding Our Free Float
Free float Rio Tinto Bpifrance Management KG Apollo
Rio Tinto /
Management
Secondary
Rio Tinto
Secondary
Apollo
Secondary
Apollo
Secondary
= 105.0
(1) (1) (1)
(1)  From time to time, including upon departure from Constellium, participants in Management KG may withdraw their shares from Management KG and hold them for their own account.
Fourth Quarter 2013 – Earnings Call
= 105.0 = 105.0 = 105.0 = 105.0

A&T

P&ARP

AS&I

13%
106
120
FY 2012
FY 2013
14%
92
105
FY 2012
FY 2013
28%
46
59
FY 2012
FY 2013

4%
472
491
FY 2012
FY 2013
15%
153
176
FY 2012
FY 2013
38%
225
311
FY 2012
FY 2013

Source: Company earnings reports

Constellium

2013 Segment Performance Adjusted EBITDA (€m) Adjusted EBITDA per metric ton 6 Volume (kt) 224 244 Volume (kt) 606 595 Volume (kt) 206 191 Fourth Quarter 2013 – Earnings Call

Aerospace Market: Strong Long Term Outlook
Market context
Implemented  new 5 year contract  with Airbus consolidating #1 global aerospace plate position
Constellium is increasing market share
High Inventory levels in the downstream supply chain
However, 90% of our aerospace business under long term contracts; low spot market exposure
Constellium recent developments
2013 was a record year for plate and sheet production
Signed new contract with Boeing, starts January 2014
Adoption and capacity of AIRWARE
®
Demand stronger than expected
Volume ramp-up to accelerate in 2015-2016
Fourth Quarter 2013 – Earnings Call

Automotive Rolled Market: investing in new BiW Capacity
in Europe and in the U.S.
Market context
European BiW demand increasing as aluminum goes into new models and more parts per vehicle
US BiW demand a true “game changer”; production capacity below projected long term demand
2013 Auto Body Sheet  volume increased  +24%
Announced BiW capacity expansion in European of 140k metric tons; total capital of €200 million
Phase one: 40k metric tons expansion by 2016 ahead of plan; current capacity of 60k metric tons
Neuf-Brisach expansion already producing at higher level, Singen expansion over 2014-2016
Phase two: 100k metric tons expansion to begin ramp up by end of 2016
Announced plans for a JV in the U.S. with UACJ to have a total of
100k metric tons of BiW capacity in 2016. JV investment of $150 million,
Constellium ownership 51%
Constellium recent developments
Fourth Quarter 2013 – Earnings Call

Fourth Quarter 2013 – Earnings Call 9
Automotive Extrusions Market: Constellium is a leader in new
Crash Management Systems (CMS)
Automotive Structures volume has increased +17%
Strong visibility into orders with over 6 years of production at current rates
Constellium recent developments
In February 2014 we launched a newly developed alloy for CMS
New systems are 15% lighter/ 10% stronger than current CMS systems
Industry analysts project 20% U.S., 30%
European, potential penetration of these new
systems by 2018
Market context

Fourth Quarter 2013 – Earnings Call 10
Packaging Market: Maintained good performance
at slightly lower volumes
Can body stock; #1 in Europe
Closure stock;  #1 worldwide
European market is 78% aluminum, compared with 100% in U.S.
Lower growth in 2013 due to adverse weather
Some customers adjusted production and inventory levels in Q4
Constellium recent developments
Renewed multiyear contract with several key customers
Strong demand in Foilstock where we are the largest European non-integrated supplier
Scrap margins will have a limited impact on 2014 profitability
Solid cash flow generation
Market context

22%
60
73
2012
2013
3%
82
85
2012
2013
64%
39
64
2012
2013
40%
42
59
2012
2013
26%
223
280
2012
2013

24%
226
280
2012
2013
4%
296
309
2012
2013
61%
153
247
2012
2013
40%
180
253
2012
2013
26%
216
273
2012
2013

Source: Company earnings reports

Constellium

Adjusted EBITDA / Ton (€ / t)

Consistent Year Over Year Improvement
Q1
Q2
Q3 FY Q4
Q1
Q2
Q3 FY Q4
Adjusted EBITDA (€mm)
Strong performance and consistent improvement in every quarter
Fourth Quarter 2013 – Earnings Call

A&T
P&ARP
AS&I
7%
27
29
Q4 12
Q4 13
5%
19
20
Q4 12
Q4 13
86%
7
13
Q4 12
Q4 13
(8)%
513
471
Q4 12
Q4 13
15%
135
155
Q4 12
Q4 13
91%
158
301
Q4 12
Q4 13

Source: Company earnings reports

Constellium

Q4 2013 Segment Performance Adjusted EBITDA (€m) Adjusted EBITDA per metric ton 12 Volume (kt) 53 61 Volume (kt) 137 131 Volume (kt) 46 45 Fourth Quarter 2013 – Earnings Call

381
470
514
463
289
400
373
320
221
Q4 11
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13
Q3 13
Q4 13

Constellium

Adjusted Free Cash Flow – Continuing Improvement
in Trade Working Capital
13 Fourth Quarter 2013 – Earnings Call
€ millions
December
31, 2013
December
31, 2012
Change Insight
Cash flow from
operating activities
184 246 (62)
IPO fees (27)
Decrease in
TWC
Improvement
(25)
Margin calls included
in cash flow from
operating activities
(4) (7) 3
Capital expenditure (144) (126) (18)
Investing for
the future
(18)
Adjusted Free
Cash Flow
36 113 (77)
Operating Trade Working Capital (€ millions)
TWC Improves €68 million in 2013, €160 million since 2011
TWC Improves to 25 days of sales in 2013, down from 32 in 2012 and 43 in 2011
Reduction is driven by improved inventory levels

Strong balance sheet with no near term maturities
€ millions December  31, 2013
Total Debt
(*)
365
Cash and Cash Equivalents 233
Net Debt 132
Net Debt/
LTM Adjusted EBITDA
0.5x
Liquidity
(**)
392
(*)
Including fair value of cross currency interest swap and cash pledged for issuance of guarantees
(**)
Liquidity measured as the sum of Cash and Cash Equivalents and availability under long-term facilities
Average Debt Life - 5 Years
Fourth Quarter 2013 – Earnings Call

Key Takeaways
Strong Year Over Year performance across all reporting segments
Strong cash flow from Packaging activities
Solid performance in Aerospace and Automotive markets
New investments in the European and U.S. BiW
Public float now over 84%
Fourth Quarter 2013 – Earnings Call

Q & A 16 Fourth Quarter 2013 – Earnings Call

IFRS Statements 17 Fourth Quarter 2013 – Earnings Call

IFRS – Balance Sheet

€ millions
December  31, 2013 December  31, 2012
Non-current assets 674 594
Current assets 1 069 1 037
Assets held for sale 21
Total Assets 1 764 1 631
Equity 36 (37)
Non-current liabilities 970 923
Current liabilities 749 745
Liabilities held for sale 9
Total Liabilities 1 764 1 631
Fourth Quarter 2013 – Earnings Call

IFRS – Income Statement
€ millions
Year ended
December  31, 2013
Year ended
December  31, 2012
Revenue 3 495 3 610
Income from operations 209 263
Other expenses (27) (3)
Finance costs – net (50) (60)
Share of profit (loss) of joint-ventures 3 (5)
Income before income taxes 135 195
Income tax expense (39) (46)
Net  Income from continuing operations 96 149
Net Income (loss) from discontinued operations 4 (8)
Net income 100 141

Fourth Quarter 2013 – Earnings Call

Non-GAAP Measures Reconciliations 20 Fourth Quarter 2013 – Earnings Call

Net Debt
€ millions As Dec 31, 2013 As Dec 31, 2012
Borrowings 348 158
Fair value of cross currency interest swap 26 14
Cash and cash equivalents (233) (142)
Cash pledged for issuance of guarantees (9) (13)
Net Debt 132 17

Fourth Quarter 2013 – Earnings Call

Adjusted Free Cash Flow
€ millions
Year ended
December  31, 2013
Year ended
December  31, 2012
Cash flow from operating activities 184 246
Margin calls included in cash flow from
operating activities
(4) (7)
Cash flow from operating activities
excluding margin calls
180 239
Capital expenditure (144) (126)
Adjusted Free Cash Flow 36 113

Fourth Quarter 2013 – Earnings Call

Adjusted EBITDA
€ millions
Year ended
December 31, 2013
Year ended
December 31, 2012
Shipments 1 025    1033
Revenue 3 495 3 610
Net income from continuing operations 96 149
Income tax expense 39 46
Income before income tax 135 195
Finance costs - net 50 60
Other expenses/share of results of joint-ventures 24 8
Income from operations 209 263
Ravenswood OPEB plans amendment (11) (58)
Swiss pension plan settlement 8
Ravenswood CBA renegotiation - 7
Restructuring costs 8 25
Losses on disposals 5
Unrealized (gains) on derivatives (12) (61)
Unrealized (gains) loss from the re-measurement of monetary assets and liabilities (2) 1
Depreciation and impairment 32 14
Management Adjusted EBITDA 229 199
Metal lag 29 16
Other 22 8
Adjusted EBITDA 280 223

Fourth Quarter 2013 – Earnings Call